SUPPLEMENT NO. 8
DATED SEPTEMBER 10, 2010
TO THE PROSPECTUS DATED OCTOBER 15, 2009
OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This Supplement No. 8 supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated October 15, 2009, as supplemented by supplements no. 5 dated July 2, 2010, no. 6 dated July 12, 2010, and no. 7 dated August 17, 2010.  Unless otherwise defined in this Supplement No. 8, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose the following:

•	the status of our initial public offering;
•	the acquisition and related financing of a 25% equity interest in a 240-unit multifamily community known as St. Andrews Apartments, located in Augusta, Georgia.

Status of our Initial Public Offering

We initiated our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share.  We are also offering up to $285,000,000 in shares of our common stock under a distribution reinvestment plan at an initial price of $9.50 per share.  As of September 9, 2010, we had received gross offering proceeds of approximately $5.2 million.  Accordingly, as of September 9, 2010, there are approximately 99,434,000 shares remaining for sale in this offering.  The Company currently accepts stockholders residing in 48 of the 50 states and in the jurisdiction of Washington, D.C. Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania. Solicitations will not be made to, nor subscriptions accepted from residents of Ohio until after the company has accepted subscriptions totaling at least $50 million. We expect to offer shares of common stock in our primary offering over a two-year period, or until October 15, 2011. If we have not sold all of the shares within two years, we may extend the primary offering for an additional year until October 15, 2012.

Acquisition and Related Financing of an interest in the St. Andrews Apartments

On September 1, 2010, through a wholly owned subsidiary of our operating partnership, we completed an investment in a joint venture along with Bluerock Special Opportunity + Income Fund II, LLC (“BEMT Co-Investor ”), an affiliate of the Company’s sponsor, and Trade Street Capital (“Trade Street”), an unaffiliated entity, to acquire a 240-unit multifamily community known as St. Andrews Apartments (the “Augusta property”), located in Augusta, Georgia, from St. Andrews Augusta, LLC, an unaffiliated entity.  The material features of the investment in the joint venture, the property acquisition and related financings, and the acquired property are described below.

Joint Venture Parties and Structure

In connection with the closing of the Augusta property acquisition, we invested $1.9 million to acquire a 50% equity interest in BR Augusta JV Member, LLC (the “Augusta Member JV Entity”) through a wholly owned subsidiary of its operating partnership, BEMT Augusta, LLC (“BEMT Augusta”).  BEMT Co-Investor invested $1.9 million to acquire the remaining 50% interest in the Augusta Member JV Entity.  BEMT Augusta and BEMT Co-Investor are co-managers of the Augusta Member JV Entity.  Under the terms of the operating agreement for the Augusta Member JV Entity, certain major decisions regarding the investments of the Augusta Member JV Entity require the approval of the Company (through BEMT Augusta) and BEMT Co-Investor.  To the extent that the Company and BEMT Co-Investor are not able to agree on a major decision or at any time after September 1, 2013, either party may initiate a buy-sell proceeding.  Additionally, any time after September 1, 2013, either party may initiate a proceeding to force the sale of the Augusta Member JV Entity’s interest in the Augusta JV Entity to a third party, or, in the instance of the non-initiating parties’ rejection of a sale, cause the non-initiating parties to purchase the initiating party’s interest in the Augusta Member JV Entity. The operating agreement contains terms, conditions, representations, warranties and indemnities that are customary and standard for joint ventures in the real estate industry.

The Augusta Member JV Entity contributed its capital to acquire a 50% equity interest in BSF/BR Augusta JV, LLC (the “Augusta JV Entity”) and acts as the manager of the Augusta JV Entity.  Trade Street invested $3.85 million to acquire the remaining 50% interest in the Augusta JV Entity.  The Augusta JV Entity is the sole owner of BSF/BR Augusta, LLC, a special-purpose entity that holds title to the Augusta property (“BR Augusta”).  Under the terms of the operating agreement of the Augusta JV Entity, major decisions with respect to the joint venture or the Augusta property are made by the majority vote of an appointed management committee, which is controlled by the Augusta Member JV Entity.  However, any decision with respect to the sale or refinancing of the Augusta property requires the unanimous approval of the Augusta Member JV Entity and Trade Street.  Further, to the extent that the Augusta Member JV Entity and Trade Street are not able to agree on a major decision or at any time after September 1, 2013, either party may initiate a buy-sell proceeding.  Additionally, any time after September 1, 2013, either party may initiate a proceeding to force the sale of the Augusta property to a third party, or, in the instance of the non-initiating party’s rejection of a sale, cause the non-initiating party to purchase the initiating party’s interest in the Augusta JV Entity. The operating agreement contains terms, conditions, representations, warranties and indemnities that are customary and standard for joint ventures in the real estate industry

As a result of the structure described above, we and BEMT Co-Investor each hold a 25% indirect equity interest in the Augusta property (50% in the aggregate), and Trade Street holds the remaining 50% indirect equity interest.  We, BEMT Co-Investor, and Trade Street will each receive current distributions from the operating cash flow generated by the Augusta property in proportion to these respective percentage equity interests.

Affiliate Loan for our Investment in the Joint Venture

In connection with our investment in the joint venture, on September 1, 2010, BEMT Augusta entered into a loan agreement with BEMT Co-Investor pursuant to which it borrowed $1.9 million (the “BEMT Co-Investor Loan).  The BEMT Co-Investor Loan has a six-month term with a three month extension.  The initial maturity date is February 28, 2011, and may be prepaid without penalty.  It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  Interest on the loan will be paid on a current basis from cash flow distributed to the Company from the Augusta Member JV Entity. The BEMT Co-Investor Loan is secured by a pledge of the Company’s membership interest in BEMT Augusta and a pledge of BEMT Augusta’s membership interest in the Augusta Member JV Entity.  In accordance with the requirements of the Company’s charter, the BEMT Co-Investor Loan was reviewed and approved by a majority of the board of directors (including a majority of the independent directors) as being fair, competitive, and commercially reasonable and no less favorable to the Company than loans between unaffiliated parties under the same circumstances.  Furthermore, due to the unique investment opportunity presented by the Augusta property, including the opportunity to distinguish the Company competitively from other early-stage non-traded REITs, the board of directors expressly considered and approved leverage in excess of the Company’s general charter-imposed limitations in connection with entering into the BEMT Co-Investor loan.

Property Acquisition and Senior Financing

Our sponsor, Bluerock Real Estate, LLC, entered into a purchase and sale contract dated July 7, 2010 to purchase the Augusta property. The aggregate purchase price for the Augusta property was approximately $24.95 million, plus closing costs, which represents a nominal capitalization rate of 7.3% (the expected first year yield on the investment, excluding recurring capital costs). Immediately prior to the closing on September 1, 2010, Bluerock Real Estate, LLC assigned the purchase and sale agreement to BR Augusta.

The acquisition was funded with $7.7 million of gross equity from the Augusta JV Entity, and a $17.97 million senior mortgage loan made to BR Augusta by CWCapital LLC and subsequently assigned to the Federal National Mortgage Association (Fannie Mae) (the “Senior Loan”), which Senior Loan is secured by the Augusta property.  The Senior Loan has a 7-year term, maturing on September 1, 2017. The effective interest rate on the loan is fixed at 4.25% per annum, with interest-only payments for the first two years and fixed monthly payments of approximately $88,344 based on a 30-year amortization schedule thereafter.

Anytime on or before April 30, 2017 a prepayment premium equal to a maximum of 1% of the principal balance would be due if the Senior Loan were prepaid.  Beginning May 1, 2017 the Senior Loan can be prepaid without penalty.

Description of the Augusta Property

The Augusta property is located in Augusta, Georgia which is the second-largest metro area in that state.  The property, built in 2007, is comprised of 240 units, featuring one-, two- and three-bedroom layouts within 10 three-story buildings.  The property contains approximately 66,148 rentable square feet and the average unit size is 1,109 square feet.  As of August 2010, the property had an average market rent of $1,180 per unit and was 98% occupied.  The community features include gated access, a clubhouse with swimming pool and conference room, and a fitness center.

Hawthorne Residential Partners, LLC ("Hawthorne"), a nonaffiliated third party, will be responsible for providing day-to-day property management services to the property.  Hawthorne will receive an annual management fee of 3% of gross receipts generated by the Augusta property. The management agreement is a one year term commencing September 1, 2010 and provides for automatic annual extensions unless terminated by 30 day written notice by owner or manager.

For federal income tax purposes, the depreciable basis in the Augusta property will be approximately $19.96 million. We calculate depreciation for income tax purposes using the straight-line method. Real estate taxes on the property for the Fiscal Year 2009 are approximately $174,000.

The investment in the Augusta property is consistent with our geographic and sector-based strategy to acquire stabilized assets in select markets that satisfy our investment criteria for providing favorable risk-adjusted returns.

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